Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 01 April 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the common share buyback program announced on 28 December 2018 (the “Initial Program”), the Company has purchased additional common shares - reported in aggregate form, on daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees	Consideration excluding fees (€)
25/03/2019	MTA	4,265	114.7431	489,379.32
26/03/2019	MTA	158	115.0000	18,170.00
Total	—	4,423	—	507,549.32

Since the announcement of the buyback program dated 28 December 2018 till 29 March 2019, the total invested consideration has been Euro 50,156,618.85 for No. 481,423 common shares purchased resulting in No. 6,231,005 common shares held in treasury as of 29 March 2019. As of the same date, the Company held 2.49% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

www.ferrari.com